                                                   Filed Pursuant to Rule 424B3
                                                   Registration No. 333-48964
PROSPECTUS


                                   ALTEON INC.

                                3,967,724 SHARES
                                  COMMON STOCK


         This Prospectus relates to the proposed sale from time to time by selling stockholders of shares of common stock of Alteon Inc. The shares covered by this prospectus include shares issuable upon the exercise of warrants owned by the selling stockholders.

         We will not receive any proceeds from sales of the shares by the selling stockholders but will receive cash proceeds from the exercise for cash, if any, of the warrants.

         The selling stockholders will sell the shares from time to time primarily in transactions on the American Stock Exchange or any other market on which our common stock is traded at the price then prevailing, although sales may also be made in negotiated transactions or otherwise.

         Our common stock is quoted on the American Stock Exchange under the symbol "ALT." On November 27, 2000 the last reported sale price of the common stock was $6.75 share.


INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is November 28, 2000
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                                TABLE OF CONTENTS

                                                                             Page
                                                                             ----

The Company ..............................................................     3

Forward Looking Statements ...............................................     3

Risk Factors .............................................................     4

Use of Proceeds ..........................................................    11

Selling Stockholders .....................................................    12

Plan of Distribution .....................................................    13

Legal Matters ............................................................    13

Experts ..................................................................    13

Where You Can Find More Information ......................................    13

Incorporation of Certain Documents by Reference ..........................    14




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
                                   THE COMPANY

         We are engaged in the discovery and development of new pharmaceutical products for the treatment of cardiovascular and renal diseases and other disorders of diabetes and aging. Our proprietary technology focuses on Advanced Glycosylation End-products, or A.G.E.s, which are abnormal glucose/protein complexes that form as a result of circulating blood glucose reacting with proteins.

         Our current research and drug development focused on A.G.E. technology takes three directions: the breaking of A.G.E. crosslinks between proteins in order to prevent or reverse damage, the prevention or inhibition of A.G.E. formation, and the reduction of the A.G.E. burden through a novel class of anti-hyperglycemic agents.

         ALT-711 is our lead agent in a class of proprietary compounds known as A.G.E. crosslink breakers. ALT-711 offers the possibility of the first therapeutic approach to break A.G.E. crosslinks and the potential to impact or even reverse tissue damage caused by diabetes and aging. ALT-711 initially is being developed for cardiovascular indications, but also has potential in a number of other medical conditions. We have completed a series of Phase I safety testing of ALT-711 and are currently conducting Phase II trials. We are also developing additional A.G.E. crosslink breaker compounds for a number of other indications. We are exploring potential corporate partnerships for this program. While we have sufficient funds for the currently ongoing Phase II trial, additional funding will be required for additional trials and development of ALT-711.

         Our lead A.G.E.-formation inhibitor, pimagedine, has completed a Phase II trial in dyslipidemia and a Phase II/III pivotal ACTION (A Clinical Trial in Overt Nephropathy) trial in Type 1 diabetic patients with overt nephropathy. In the multi-center ACTION trial, pimagedine therapy did not reach statistical significance in its primary endpoint, the time to doubling of serum creatinine, but did result in a statistically significant and clinically meaningful reduction of urinary protein excretion. Pimagedine also reduced, to a statistically significant extent, cholesterol and triglycerides as well as the progression of retinopathy. After discussion with the Food and Drug Administration (FDA) and with scientific and clinical advisors active in nephrology research and treatment of renal disease, we are actively exploring potential corporate partnerships for the continued development of pimagedine, both in the U.S. and abroad.

         We are also utilizing our technical expertise in the field of diabetes to develop compounds focused on glucose regulation and control. These anti-hyperglycemic compounds, or glucose lowering agents (GLA), are in preclinical studies.

         Our principal offices are located at 170 Williams Drive, Ramsey, New Jersey 07446. Our telephone number is (201) 934-5000.


                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward-looking statements. In some cases you can identify these statements by the use of words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations and projections of results of operations or of financial conditions. Actual results may differ materially. When considering these forward-looking statements, you should keep in mind the risk factors described below and other cautionary statements made in this prospectus. These factors may cause actual results to differ from any forward-looking statements.

         We do not promise to update forward-looking information or any other information to reflect actual results or changes in assumptions or other factors that could affect those statements.



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
                                  RISK FACTORS

         Investment in our common stock involves substantial risks, including those described below. You should purchase our common stock only if you can afford to lose your entire investment. You should carefully consider all of the information included in this prospectus to evaluate us and our business. You should make this evaluation before deciding whether to purchase our common stock. You should understand that additional risks which we cannot predict at this time may have negative impact on us in the future. You should also understand that the risks discussed below might affect us more than or in a different manner than we now predict.

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT ADDITIONAL FUNDING TO MEET OUR NEEDS OR TO ALLOW US TO CONTINUE THE RESEARCH, PRODUCT DEVELOPMENT, PRECLINICAL TESTING AND CLINICAL TRIALS OF OUR PRODUCT CANDIDATES.

         We anticipate that our existing available cash and cash equivalents and short-term investments will be adequate to satisfy our working capital requirements for our current and planned operations into 2001. We will require substantial new funding in order to continue the research, product development, preclinical testing and clinical trials of our product candidates, including ALT-711 and pimagedine. We will also require additional funding for operating expenses, the pursuit of regulatory approvals for our product candidates and the establishment of marketing and sales capabilities. Our future capital requirements will depend on many factors, including:

              - continued scientific progress in our research and development programs;

              -   the size and complexity of these programs;

              -   progress with preclinical testing and clinical trials;

              -   the time and costs involved in obtaining regulatory approvals;

              - the costs involved in filing, prosecuting and enforcing patent claims;

              -   competing technological and market developments;

              -   the establishment of additional collaborative arrangements;

              -   the cost of manufacturing arrangements;

              -   commercialization activities; and

              - the cost of product in-licensing and strategic acquisitions, if any.

         We cannot be certain that our cash reserves and other liquid assets will be adequate to satisfy our capital and operating requirements.

         We intend to seek funding through arrangements with corporate collaborators and through public or private sales of our securities, including equity securities, when and if conditions permit. In addition, we may pursue opportunities to obtain debt financing, including capital leases, in the future. We cannot be certain, however, that additional funding will be available on reasonable terms, if at all. Any additional equity financing would be dilutive to our stockholders. If adequate funds are not available, we may be required to curtail significantly or eliminate one or more of our research and development programs. If we obtain funds through arrangements with collaborative partners or others, we may be required to relinquish rights to certain of our technologies or product candidates.



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
WE MAY NOT SUCCESSFULLY DEVELOP ANY PRODUCTS.

         All of our product candidates are in the research or development stage. We cannot be certain that we will succeed in the development and marketing of any therapeutic or diagnostic product. To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. Such products will require significant additional investment, development and preclinical and clinical testing prior to potential regulatory approval and commercialization.

         We have not yet requested or received regulatory approval for any product from the FDA or any other regulatory body. Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and we cannot be certain that any clinical trials we undertake will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products.

         The development of new pharmaceutical products is highly uncertain and subject to a number of significant risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may:

              - be found ineffective or cause harmful side effects during preclinical testing or clinical trials;

              -   fail to receive necessary regulatory approvals;

              -   be difficult to manufacture on a large scale;

              -   be uneconomical;

              -   fail to achieve market acceptance; or

              - be precluded from commercialization by proprietary rights of third parties.

         We cannot be certain that we will undertake additional clinical trials or that our product development efforts will be successfully completed, that required regulatory approvals can be obtained or that any products, if introduced, will be successfully marketed or achieve customer acceptance. We do not expect any of our products, including ALT-711 and pimagedine, to be commercially available for a number of years, if at all.

WE MAY NEVER GENERATE PROFITS.

         All of our revenues to date have been generated from collaborative research agreements and financing activities, or interest income earned on these funds. We have not received any revenues from product sales. We cannot be certain that we will realize product revenues on a timely basis, if at all.

         At December 31, 1999, we had an accumulated deficit of $121,496,049. We anticipate that we will incur substantial, potentially greater losses in the future. We cannot be certain that our products under development will be successfully developed or that our products, if successfully developed, will generate revenues sufficient to enable us to earn a profit. We expect to incur substantial additional operating expenses over the next several years as our research, development and clinical trial activities increase. We do not expect to generate revenues from the sale of products, if any, for a number of years. Our ability to achieve profitability depends in part on our ability:

              -   to enter into agreements for product development;

              -   obtain regulatory approval for our products; and

              - develop the capacity, or enter into agreements, for the manufacture, marketing and sale of any products.



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
         We cannot be certain that we will obtain required regulatory approvals, or successfully develop, manufacture, commercialize and market product candidates or that we will ever achieve product revenues or profitability.

WE MAY NOT BE ABLE TO FORM AND MAINTAIN THE COLLABORATIVE RELATIONSHIPS THAT OUR BUSINESS STRATEGY REQUIRES.

         Our strategy for developing and deriving revenues from our products depends, in large part, upon entering into arrangements with research collaborators, corporate partners and others.

         We have established collaborative arrangements with Gamida, Roche and IDEXX with respect to the development of drug therapies and diagnostics utilizing our scientific platforms. To succeed, we will have to develop additional relationships. We are seeking to establish new collaborative relationships to provide the funding necessary for continuation of our product development but we cannot be certain that such effort will be successful. If we are unable to enter into or manage additional collaborators, our programs may suffer and we may be unable to develop products.

OUR DEPENDENCE ON COLLABORATIVE RELATIONSHIPS MAY LEAD TO DELAYS IN PRODUCT DEVELOPMENT AND DISPUTES OVER RIGHTS TO TECHNOLOGY.

         We will, in some cases, be dependent upon outside partners to conduct preclinical testing and clinical trials and to provide adequate funding for our development programs. Our corporate partners may have all or a significant portion of the development and regulatory approval responsibilities. Failure of the corporate partners to develop marketable products or to gain the appropriate regulatory approvals on a timely basis, if at all, would have a material adverse effect on our business, financial condition and results of operations.

         In most cases, we will not be able to control the amount and timing of resources which our corporate partners devote to our programs or potential products. If any of our corporate partners breached or terminated their agreements with us or otherwise failed to conduct their collaborative activities in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs could be delayed, and we would be required to devote additional resources to product development and commercialization or terminate certain development programs.

         We cannot be certain that disputes will not arise in the future with respect to the ownership of rights to any technology we develop with third-parties. These and other possible disagreements between us and collaborators could lead to delays in the collaborative research, development or commercialization of product candidates or could require or result in litigation or arbitration, which would be time-consuming and expensive and would have a material adverse effect on our business, financial condition and results of operations.

         Any corporate partners we have may develop, either alone or with others, products that compete with the development and marketing of our products. Competing products, either developed by the corporate partners or to which the corporate partners have rights, may result in their withdrawal of support with respect to all or a portion of our technology, which would have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT THE PROPRIETARY RIGHTS THAT ARE CRITICAL TO OUR SUCCESS.

         Our success will depend on our ability to obtain patent protection for our products, preserve our trade secrets, prevent third parties from infringing upon our proprietary rights and operate without infringing upon the proprietary rights of others, both in the United States and abroad.

         We cannot be certain that competitors will not develop competitive products outside the protection that may be afforded by the claims of our patents. We are aware that other parties have been issued patents and have filed patent applications in the United States and foreign countries with respect to other agents which impact A.G.E. or A.G.E. crosslink formation.

         The degree of patent protection afforded to pharmaceutical inventions is uncertain and our potential products are subject to this uncertainty. Pimagedine is not a novel compound and is not covered by a composition-of-matter patent. The patents covering pimagedine are use patents containing claims covering therapeutic indications and the use of specific compounds and classes of compounds to inhibit A.G.E. formation. Competitors may develop and commercialize pimagedine or pimagedine-like products for indications outside of the protection provided by the claims of our use patents. Physicians, pharmacies and wholesalers could then substitute for our pimagedine products. Substitution for our pimagedine products would have a material adverse effect on our business, financial condition and results of operations. Use patents may afford a lesser degree of protection in certain foreign countries due to their patent laws. In addition, although we have several patent applications pending to protect proprietary technology and potential products, we cannot be certain that these patents will be issued, that the claims of any patents which do issue will provide any significant protection of our technology or products, or that we will enjoy any patent protection beyond the expiration dates of our currently issued patents.

         We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to maintain, develop and expand our competitive position, which we seek to protect, in part, by confidentiality agreements with our corporate partners, collaborators, employees and consultants. We also have invention or patent assignment agreements with our employees and certain, but not all, corporate partners and consultants. We cannot be certain that relevant inventions will not be developed by a person not bound by an invention assignment agreement. We cannot be certain that binding agreements will not be breached, that we would have adequate remedies for such breach, or that our trade secrets will not otherwise become known to or be independently discovered by competitors.

WE CANNOT BE CERTAIN THAT REGULATORY APPROVALS WILL BE OBTAINED FOR OUR
PRODUCTS.

         Our research, preclinical testing and clinical trials of our product candidates are, and the manufacturing and marketing of our products will be, subject to extensive and rigorous regulation by numerous governmental authorities in the United States and in other countries where we intend to test and market our product candidates.

         Prior to marketing, any product we develop must undergo an extensive regulatory approval process. This regulatory process, which includes preclinical testing and clinical trials, and may include post-marketing surveillance, of each compound to establish its safety and efficacy, can take many years and can require the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, we may encounter delays or rejections based upon changes in FDA policy for drug approval during the period of product development and FDA regulatory review of each submitted new drug application (NDA). We may encounter similar delays in foreign countries. We cannot be certain that regulatory approval will be obtained for any drugs we develop. Moreover, regulatory approval may entail limitations on the indicated uses of the drug. Further, even if regulatory approval is obtained, a marketed drug and its manufacturer are subject to continuing review and discovery of previously unknown problems with a product or manufacturer which may have adverse effects on our business, financial condition and results of operations, including withdrawal of the product from the market. Violations of regulatory requirements at any stage, including preclinical testing and clinical trials, the approval process or post-approval, may result in various adverse consequences including the FDA's delay in approving, or its refusal to approve, a product, withdrawal of an approved product from the market and the imposition of criminal penalties against the manufacturer and NDA holder. None of our products have been approved for commercialization in the United States or elsewhere. We cannot be certain that we will be able to obtain FDA approval for any products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested will delay or preclude our licensees or marketing partners from marketing our products or limit the commercial use of such products and will have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH BIOTECHNOLOGY COMPANIES AND ESTABLISHED PHARMACEUTICAL COMPANIES IN THE DEVELOPMENT AND MARKETING OF CURES AND THERAPIES FOR DIABETES, CARDIOVASCULAR DISEASES AND THE OTHER CONDITIONS FOR WHICH WE SEEK TO DEVELOP PRODUCTS.

         We are engaged in pharmaceutical fields characterized by extensive research efforts and rapid technological progress. Many established pharmaceutical and biotechnology companies with resources greater than ours are attempting to develop products that would be competitive with our products. Other companies may


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
succeed in developing products that are safer, more efficacious or less costly than any that we may develop and may also be more successful than us in production and marketing. Rapid technological development by others may result in our products becoming obsolete before we recover a significant portion of the research, development or commercialization expenses incurred with respect to those products.

         Certain technologies under development by other pharmaceutical companies could result in a cure for diabetes or the reduction of the incidence of diabetes and its complications. For example, a number of companies are investigating islet cell transplantation as a possible cure for Type I diabetes. Results of a study conducted by the National Institutes of Health, known as the DCCT, published in 1993, showed that tight glucose control reduced the incidence of diabetic complications. Several pharmaceutical companies have introduced new products for glucose control for the management of hyperglycemia in Type II diabetes. In addition, several large companies have initiated or expanded research, development and licensing efforts to build a diabetic pharmaceutical franchise focusing on diabetic nephropathy, neuropathy, retinopathy and related conditions. An example of this is research seeking anti-angiogenesis drugs for the potential treatment of diabetic retinopathy. It is possible that one or more of these initiatives may reduce or eliminate the market for some of our products.

         In addition, a broad range of cardiovascular drugs are under development by many pharmaceutical and biotechnology companies. It is possible that one or more of these initiatives may reduce or eliminate the market for some of our products.

EFFORTS TO REDUCE HEALTHCARE COSTS MAY AFFECT OUR OPERATIONS.

         Our business, financial condition and results of operations may be materially adversely affected by the continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing and/or profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be federal and state initiatives to control and/or reduce pharmaceutical expenditures. In addition, increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical pricing. Cost control initiatives could decrease the price that we receive for any products we may develop and sell in the future and have a material adverse effect on our business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on our corporate partners, our ability to commercialize our products may be adversely affected.

         Our ability to commercialize pharmaceutical products may depend in part on the extent to which reimbursement for the products will be available from government health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors, including Medicare, are increasingly challenging the prices charged for medical products and services. We cannot be certain that any third-party insurance coverage will be available to patients for any products we develop. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. If adequate coverage and reimbursement levels are not provided by government and other third-party payors for our products, the market acceptance of these products would be adversely affected.

WE HAVE NO EXPERIENCE IN MARKETING OR SALES AND MAY HAVE TO RELY ON OTHERS TO MARKET AND SELL ANY PRODUCTS WE MAY DEVELOP, WHICH MAY IMPAIR OUR ABILITY TO DELIVER PRODUCTS.

         For certain of our products, we have licensed exclusive marketing rights to our corporate partners or formed collaborative marketing arrangements within specified territories in return for royalties to be received on sales, a share of profits or beneficial transfer pricing. These agreements are terminable at the discretion of our partners upon as little as 90 days' prior written notice. If the licensee or marketing partner terminates an agreement or fails to market a product successfully, our business, financial condition and results of operations may be adversely affected.

         We currently have no experience in marketing or selling pharmaceutical products. In order to achieve commercial success for any approved product, we must either develop a marketing and sales force or, where appropriate or permissible, enter into arrangements with third parties to market and sell our products. We cannot be certain that we will develop successfully marketing and sales experience or that we will be able to enter into marketing and sales agreements with others on acceptable terms, if at all, or that any such arrangements, if entered into, will not be terminated. If we develop our own marketing and sales capability, it will compete with other companies that currently have experienced, well funded and larger marketing and sales operations. To the extent that we enter into co-promotion or other sales and marketing arrangements with other companies, revenues will depend on the efforts of others, and we cannot be certain that their efforts will be successful.

WE HAVE NO EXPERIENCE IN MANUFACTURING PRODUCTS AND MAY HAVE TO RELY ON OTHERS TO MANUFACTURE ANY PRODUCTS WE MAY DEVELOP, WHICH MAY IMPAIR OUR ABILITY TO DEVELOP OR DELIVER PRODUCTS.

         We have no experience in manufacturing products for commercial purposes and do not have manufacturing facilities. Consequently, we are dependent on contract manufacturers for the production of products for development and commercial purposes. The manufacture of our products for clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA. In the event that we are unable to obtain or retain third-party manufacturing for our products, we will not be able to commercialize such products as planned. We cannot be certain that we will be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with cGMP and other regulatory requirements. Our current dependence upon others for the manufacture of our products may adversely affect our profit margin, if any, on the sale of future products and our ability to develop and deliver such products on a timely and competitive basis.

USE OF ANY PRODUCTS WE DEVELOP MAY RESULT IN LIABILITY CLAIMS.

         The use of any of our potential products in clinical trials and the sale of any approved products, including the testing and commercialization of pimagedine or ALT-711, may expose us to liability claims resulting from the use of products or product candidates. These claims might be made directly by consumers, pharmaceutical companies or others. We maintain product liability insurance coverage for claims arising from the use of our products in clinical trials. However, coverage is becoming increasingly expensive, and we cannot be certain that we will be able to maintain insurance or, if maintained, that insurance can be acquired at a reasonable cost or in sufficient amounts to protect us against losses due to liability that could have a material adverse effect on our business, financial conditions and results of operations. We cannot be certain that we will be able to obtain commercially reasonable product liability insurance for any product approved for marketing in the future or that insurance coverage and our resources would be sufficient to satisfy any liability resulting from product liability claims. A successful product liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO ATTRACT AND RETAIN THE KEY PERSONNEL ON WHOM OUR SUCCESS DEPENDS.

         We are highly dependent on the principal members of our management and scientific staff. The loss of services of any of these personnel could impede the achievement of our development objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to our success. We cannot be certain that we will be able to attract and retain personnel on acceptable terms given the competition between pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists. In addition, we rely on consultants to assist us in formulating our research and development strategy. All of our consultants are employed outside Alteon and may have commitments to or consulting or advisory contracts with other entities that may limit their availability to us.

OUR OPERATIONS INVOLVE A RISK OF INJURY OR DAMAGE FROM HAZARDOUS MATERIALS.

         Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages or fines that result. Such liability could have a material adverse effect on our business, financial condition and results of operations.

THE CONVERSION OF OUR SERIES G AND SERIES H PREFERRED STOCK MAY ADVERSELY AFFECT OUR STOCKHOLDERS.

         The exact number of shares of common stock issuable upon conversion of our Series G and Series H Preferred Stock will vary inversely with the market price of the common stock. The holders of common stock may be materially diluted by conversion of the Series G and Series H Preferred Stock depending on the future market price of the common stock. The conversion price of the Series G and Series H Preferred Stock depends on the average closing price of the common stock on the American Stock Exchange for the twenty (20) business days immediately preceding the conversion. On November 14, 2000, the conversion price was $6.20. If this price were used to determine the number of shares of common stock issuable upon conversion of the Series G and Series H Preferred Stock, we would issue a total of approximately 5,767,741 shares of common stock if all shares of the Series G and Series H Preferred Stock were converted on such date. To the extent the average price of the common stock during the 20 business days immediately preceding any date on which shares of the Series G and Series H Preferred Stock are converted is higher or lower than $6.20, we would issue more or fewer shares of common stock than reflected in this estimate, and this difference could be material.

         The number of shares of common stock to be issued upon conversion of the Series G and Series H Preferred Stock will also depend on the number of shares of Series G and Series H Preferred Stock issued as dividends on the Series G Preferred Stock.

FUTURE SALES BY OUR CURRENT STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE.

         As of November 28, 2000, 22,394,660 shares of Common Stock, 894 shares of Series G Preferred Stock and 2,682 shares of Series H Preferred Stock were issued and outstanding. In addition, options to purchase 5,222,550 shares and warrants to purchase 1,193,636 shares were outstanding. The sale of common stock issued upon the exercise of stock options, the exercise of warrants, and the conversion of Series G and Series H Preferred Stock, as well as future sales of common stock by us or by existing stockholders, or the perception that sales could occur, could adversely affect the market price of the common stock.

THE PRICE OF OUR COMMON STOCK IS VOLATILE.

         The market prices for securities of biotechnology and pharmaceutical companies, including ours, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as:

              -   fluctuations in our operating results;

              - announcement of technological innovations or new therapeutic products by us or others;

              -   clinical trial results;

              -   developments concerning agreements with collaborators;

              -   governmental regulation;

              -   developments in patent or other proprietary rights;

              - public concern as to the safety of drugs developed by us or others;

              - future sales of substantial amounts of common stock by existing stockholders; and

              -   general market conditions

can have an adverse effect on the market price of the common stock. The realization of any of the risks described in these "Risk Factors" could have a dramatic and adverse impact on the market price of the common stock.

ANTI-TAKEOVER PROVISIONS COULD MAKE A THIRD-PARTY ACQUISITION OF US, WHICH MAY BE BENEFICIAL TO OUR STOCKHOLDERS, MORE DIFFICULT.

         Our certificate of incorporation provides for staggered terms for the members of our board of directors and includes a provision (the "fair price provision") that requires the approval of the holders of 80% of our voting stock as a condition to a merger or certain other business transactions with, or proposed by, a holder of 10% or more of our voting stock, except in cases where certain directors approve the transaction or certain minimum price criteria and other procedural requirements are met. We have entered into a stockholders' rights agreement pursuant to which each holder of a share of common stock is granted a right to purchase our Series F Preferred Stock under certain circumstances if a person or group acquires or commences a tender offer for 20% of our outstanding common stock. We have also adopted a change in control severance benefits plan which provides for severance benefits to employees upon certain events of termination of employment after or in connection with a change in control as defined in the plan. In addition, the board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, preferred stock. The staggered board terms, fair price provision, stockholders' rights agreement, change in control severance benefits plan, preferred stock provision and other provisions of our charter and Delaware corporate law may discourage certain types of transactions involving an actual or potential change in control of Alteon.


                                 USE OF PROCEEDS

         We will receive no proceeds from the sale of the shares by the selling stockholders but will receive cash proceeds from the exercise for cash, if any, of the warrants. We will use such proceeds, if any, for general corporate purposes.

                              SELLING STOCKHOLDERS

         The following table sets forth information with respect to the selling stockholders, including (i) the number of shares of common stock beneficially owned by each selling stockholder as of the date of this prospectus, (ii) the maximum number of shares of such common stock to be offered hereby, (iii) the number of shares to be owned after completion of this offering (assuming all shares offered hereby are sold), and (iv) the percentage of our common stock to be owned by the selling stockholders after completion of this offering (assuming all shares offered hereby are sold). The information in the table is based upon information provided to us by the selling stockholders.

                                                                                                          Percentage of
                                                                                           Number of       Outstanding
                                                                                            Shares        Common Stock
                                               Number of Shares       Maximum Number     Beneficially     Beneficially
                                              Beneficially Owned     of Shares Being      Owned After      Owned After
Name of Selling Stockholder                  Prior to Offering(1)       Offered(1)      Offering(1)(2)    Offering(1)(2)
---------------------------                  --------------------       ----------      --------------    --------------
EGM Medical Technology Fund, L.P.(3)                      354,644            250,544          104,100           *

EGM Medical Technology Offshore Fund(4)                   214,780            153,580           61,200           *

Herriot Tabuteau(5)                                       160,390            127,290           33,100           *

Narragansett I, LP(6)                                     461,496            461,496                0          ---

Narragansett Offshore, Ltd.(7)                            664,116            664,116                0          ---

S.A.C. Capital Associates, LLC(8)                       2,034,584          2,004,584           30,000           *

SDS Merchant Fund, LP(9)                                  306,114            306,114                0          ---


* Less than one percent

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

(2) Assumes all shares are sold to parties which are not affiliates of the selling stockholders.

(3)      Includes 71,584 shares issuable upon the exercise of warrants.

(4)      Includes 43,880 shares issuable upon the exercise of warrants.

(5)      Includes 36,368 shares issuable upon the exercise of warrants.

(6)      Includes 131,856 shares issuable upon the exercise of warrants.

(7)      Includes 189,748 shares issuable upon the exercise of warrants.

(8)      Includes 572,738 shares issuable upon the exercise of warrants.

(9)      Includes 87,462 shares issuable upon the exercise of warrants.

                              PLAN OF DISTRIBUTION

         The selling stockholders or their pledgees, donees, transferees, or other successors in interest may sell the shares offered hereby from time to time in one or more transactions (which may include block transactions) on the American Stock Exchange or such other market on which our common stock may, from time to time, be traded, in privately negotiated transactions, or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both. In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We agreed to indemnify and hold the selling stockholders harmless against certain liabilities, including certain liabilities under the Securities Act, that could arise in connection with the sale by the selling stockholders of the shares. We have agreed to bear certain expenses (other than selling commissions) in connection with the registration and sale of the shares being offered by the selling stockholders.

                                  LEGAL MATTERS

         The validity of the issuance of the common stock being offered hereby has been passed upon by Smith, Stratton, Wise, Heher & Brennan, Princeton, New Jersey. A member of Smith, Stratton, Wise, Heher & Brennan holds an option to purchase 16,800 shares of common stock.

                                     EXPERTS

         The financial statements incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is a part of a registration statement on Form S-3 which we filed with the Securities and Exchange Commission under the Securities Act. It omits some of the information set forth in the registration statement. You can find additional information about Alteon in the registration statement. Copies of the registration statement are on file at the offices of the SEC. You may obtain them by paying the prescribed fee or you may examine them without charge at the SEC's public reference facilities described below.

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and as required by the Exchange Act, we file reports, proxy statements and other information with the SEC. You may inspect these reports, proxy statements and other information without charge and copy them at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. You may obtain copies of these materials from the SEC's Public Reference at 450 Fifth Street, N.W., Washington,

D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These materials and the registration statement are also available through the SEC's Web Site (http://www.sec.gov) and our Web Site (http://www.alteonpharma.com).


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents which we have filed with the SEC are incorporated herein by reference:

         (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

         (b) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000.

         (c) Our Current Reports on Form 8-K filed January 7, 2000, March 17, 2000, April 12, 2000, October 5, 2000, October 20, 2000
                  and November 8, 2000.

         (d) Our proxy statement for our Annual Meeting of Stockholders held on June 12, 2000.

         (e) The description of our common stock, $.01 par value, which is contained in our Registration Statement on Form 8-A filed November 1, 1991, including any amendments or reports filed for the purpose of updating such description.

         (f) The description of our Rights to Purchase Series F Preferred Stock which is contained in our Registration Statement on Form 8-A, filed August 4, 1995, including any amendments or reports filed for the purpose of updating such description.

         All documents, which we file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to termination of the offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of the filing of such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that the statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         This prospectus incorporates documents by reference which are not presented herein or delivered herewith. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this prospectus and deemed to be a part of this prospectus, other than exhibits to the documents unless such exhibits are specifically incorporated by reference in the documents. These documents are available upon request from Elizabeth A. O'Dell, Vice President, Finance and Administration, Alteon Inc., 170 Williams Drive, Ramsey, New Jersey 07446, (201) 934-5000.